Jonathan D. Van Duren P 314.552.6023 F 314.552.7000 jvanduren@thompsoncoburn.com

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Anu Dubey

Re:	EIP Growth and Income Fund (File No. 811-21940)
Ladies and Gentlemen:
This letter provides the responses of EIP Growth and Income Fund (the “Fund”), a series of EIP Investment Trust, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund’s initial registration statement on Form N-1A filed under the Securities Act of 1933 on June 24, 2016 (the “Registration Statement”).  The revisions discussed in this letter will appear in the Fund’s next N-1A/A filing.
For your convenience, we have summarized each comment below, followed by the Fund’s response.  Capitalized terms not defined in this letter have the same meaning as in the Registration Statement.  Section references included below refer to sections of the Fund’s prospectus.
1.	When filing the N-1A/A, please ensure that the new class identifications are linked to the existing Fund series.

Response:  We have instructed the Fund’s printer to ensure that the class identifications in the N-1A/A filing are linked to the Fund’s existing series.

2.
In the Shareholder Fees table, because there are no sales charges, please consider deleting the parentheticals “(as a percentage of offering price)” and “(as a percentage of the lesser of original purchase price or redemption proceeds).”  Please also consider deleting the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends” row.

Response:  We have made the requested revisions.

3.
The Annual Fund Operating Expenses table shows 0.03% in Acquired Fund Fees and Expenses.  If investing in other investment companies is part of the Fund’s principal investment strategies, please add appropriate investment and risk disclosure.

Response:  The Fund’s adviser has confirmed to us that investing in other investment companies is not part of the Fund’s principal investment strategies.  While not a principal investment strategy, the Fund typically holds cash balances in one or more money market funds, and the fees and expenses of these funds are included in the Acquired Fund Fees and Expenses item of the table.

Thompson Coburn LLP | Attorneys at Law | One US Bank Plaza | St. Louis, Missouri 63101
P 314.552.6000 | F 314.552.7000 | www.thompsoncoburn.com
Chicago • Los Angeles • St. Louis • Southern Illinois • Washington, D.C.

September 7, 2016

4.
The Annual Fund Operating Expenses table shows that the adviser is capping Fund fees and expenses.  Please confirm that the adviser is obligated to cap these fees and expenses for at least one-year following the effective date of the Registration Statement.  Please also include a copy of the expense cap agreement as an exhibit to the Registration Statement.

Response:  We confirm that the Fund’s adviser has contractually agreed to cap the Fund’s fees and expenses, as disclosed in the Annual Fund Operating Expenses table, for at least one year following the effective date of the Registration Statement.  As requested, we will include a copy of the expense cap agreement as an exhibit to the Registration Statement.

5.
Footnote 3 to the Annual Fund Operating Expenses table notes that “Any waiver or reimbursement by the Fund’s adviser is subject to repayment by the Fund within three fiscal years.”  Please revise this to clarify that the waiver or reimbursement is subject to repayment within three years (not fiscal years) of the waiver or reimbursement.

Response:  As requested, we have revised the language in this footnote to clarify that the waiver or reimbursement is subject to repayment within three years (not fiscal years) of the waiver or reimbursement.

6.
The prospectus discloses that the Fund has adopted a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 that provides for payments at an annual rate of 0.25% on Investor Class shares (the “12b-1 Plan”).  Rule 12b-1(b)(1) requires a 12b-1 Plan to be approved by a vote of at least a majority of the outstanding voting securities of such company, if adopted after any public offering of the company’s voting securities or the sale of such securities to persons who are not affiliated persons of the company, affiliated persons of such persons, promoters of the company, or affiliated persons of such promoters.
Given that shares of the Fund have been sold to persons who are not affiliated with the Fund or its promoter (or affiliates of such persons), please explain why the Fund is permitted to adopt this Investor Class 12b-1 Plan without a shareholder vote.
Response:  In connection with the public offering of the Fund, the Fund’s existing shares will be redesignated as “Class I” shares, and the Fund will offer a new share class, “Investor Class” shares.  The Rule 12b-1 Plan will apply solely to Investor Class shares, which have yet to be offered or sold.
The SEC and its staff have consistently taken the view that, where an existing fund that already offers its shares adds a new class that is subject to a 12b-1 Plan, approval of the plan by shareholders is not required prior to the offering of the new share class.  For example, in adopting amendments to Rule 12b-1 clarify when shareholder approval is not required for a new Rule 12b-1 Plan, the SEC stated:
The amended rule requires shareholder approval of a rule 12b-1 plan that is adopted after a fund’s initial public offering.  Shareholder approval also is required for a rule 12b-1 plan adopted prior to a public offering when fund shares have been sold to persons other than those involved in organizing the fund.  Two commenters requested the Commission to clarify how the amended rule would apply to a newly created series or class of shares of an existing fund.  The commenters suggested that a series or class that had not been publicly offered should be treated in the same manner as a fund that had not been publicly offered.  The Commission agrees.  If an existing fund that already offers its shares to the public adds a new series or class subject to a rule 12b-1 plan, approval of the plan by shareholders of the new series or class is not required prior to any public offering of the shares of that series or class.  This interpretation is consistent with the approach that the Commission has taken with respect to series funds.1  [footnotes omitted]

September 7, 2016

In addition, in adopting amendments to Rule 18f-3 under the Investment Company Act of 1940, the SEC again affirmed that: “rule 12b-1 has been interpreted to treat each series of a fund as a separate fund; a series or class not publicly offered should be treated in same way as a fund not publicly offered.”2
Consistent with this guidance, we believe that the Fund’s Investor Class shares should be treated as a separate fund for purposes Rule 12b-1, including for purposes of approving the Investor Class 12b-1 Plan.  Accordingly, because the Fund’s Investor Class shares have yet to be offered or sold (publicly or otherwise), we believe that no shareholder vote is required to adopt the 12b-1 Plan.3
7.
In the Fund Summary—Principal Investment Strategies section, the first paragraph notes that the Fund invests primarily in a number of different types of issuers in the energy industry, including “other energy-related corporations with similar dividend policies similar to those of High Payout Energy Companies in (1) and (2) above.”  Please provide in this section a description or explanation of these “other energy-related corporations.”

Response:  As requested, we have revised this paragraph to disclose that “other energy-related corporations with similar dividend policies similar to those of High Payout Energy Companies in (1) and (2) above” include “energy infrastructure real estate investment trusts and foreign energy infrastructure corporations.”

8.
The first paragraph of the Fund Summary—Principal Investment Strategies section discloses that the Fund may invest in Energy Companies organized in countries other than the United States.  If investing in emerging markets is part of the Fund’s principal investment strategies, please disclose this here and add appropriate risk disclosures.

Response:  The Fund’s adviser has confirmed to us that investing in emerging markets is not part of the Fund’s principal investment strategies.

1 Inv. Co. Act Rel. No 22201 (Sep. 9, 1996).
2 Inv. Co. Act Rel. No. 22835 (Sep. 26, 1997).
3 We note that the Investor Class 12b-1 Plan was approved by the unanimous vote of the Fund’s Board of Trustees, including all the dis-interested Trustees, at an in-person meeting called for the purpose of voting on the Rule 12b-1 Plan.

September 7, 2016

9.
The second paragraph of the Fund Summary—Principal Investment Strategies section discloses that “The Fund may achieve a substantial portion of its exposure to Energy Companies by entering into swap agreements and futures with respect to securities of Energy Companies.”  If most of the Fund’s returns come from swap agreements, please disclose the embedded fees of swaps in a footnote to the Annual Fund Operating Expenses table.

Response:  The Fund’s adviser has confirmed to us that most of the Fund’s returns do not come from swap agreements.  In addition, we have considered the requirements of Item 3 of Form N-1A and do not believe that the Fund is required, or even permitted, to include the embedded costs of swaps in the Annual Fund Operating Expenses table.

10.
The second and third paragraphs of the Fund Summary—Principal Investment Strategies section discloses that the Fund uses short sales.  Please ensure that short-sale expenses are properly reflected in the Annual Fund Operating Expenses table.

Response:  The Fund’s adviser has informed us that the Fund did not engage in short-sale transactions during its previous fiscal year.  Accordingly, the Annual Fund Operating Expenses table does not include short-sale expenses.

11.	Please disclose in the Fund Summary—Principal Investment Strategies section that the Fund “concentrates” in the energy industry.

Response:  As requested, we have revised the first paragraph of the Fund Summary—Principal Investment Strategies section to disclose that “The Fund concentrates its investments in the Energy Industry . . .”
12.
The first paragraph of the Fund Summary—Performance section discloses that the performance table “shows how the Fund’s Class I shares’ average annual total returns compare to those of two broad-based securities market indices.”  The SEC staff does not consider the Wells Fargo Midstream MLP Total Return Index to be a “broad-based securities market index.”  Please revise this disclosure accordingly.  Please also consider including the Barclays Capital Aggregate U.S. Credit Index, the “broad-based securities market index,” above the Wells Fargo Midstream MLP Total Return Index in the table.

Response:  The Fund has determined to revise the performance table to include the S&P 500 Index, as opposed to the Barclays Capital Aggregate U.S. Credit Index, as the broad-based securities market index.  We have also added an additional style-specific index to the table, the Alerian MLP Total Return Index.

As requested, we have revised the first paragraph of the Fund Summary—Performance section to disclose that the performance table “shows how the Fund’s Class I shares’ average annual total returns compare to those of two style specific indices and to a broad-based securities market index.”  We respectfully decline to include the S&P 500 Index as the first index in the table, however.  We do not believe that Form N-1A requires this, and believe it is more helpful to investors to include the style-specific indices first, as these indices better reflect the types of investments held by the Fund.

September 7, 2016

13.	The Additional Information about the Fund’s Investment Strategies and Related Risks—Investment Philosophy and Process section discloses that:

Legislation passed in 2004, however, allows RICs additional flexibility to invest a portion of their assets in MLPs, and thus RICs can offer investors the opportunity to invest indirectly in such investments without the additional filing requirements triggered by direct MLP equity ownership.
Please disclose here that RICs are permitted to invest only up to 25% of the value of their total assets in MLPs
Response:  As requested, we have made the following revisions to this sentence:
Legislation passed in 2004, however, allows RICs ~~additional~~ flexibility to invest ~~a portion of~~ up to 25% of the value of their total assets in MLPs . . .
14.
The Additional Information about the Fund’s Investment Strategies and Related Risks—Fund Investments—Foreign Securities section discloses that, in addition to U.S. and Canadian Energy Companies, the Fund may also invest in Energy Companies located in Hong Kong and the United Kingdom.  If investing in Canada, Hong Kong and the United Kingdom are principal investment strategies, please include country specific risk factors.

Response:  While investing in Energy Companies located in Canada, Hong Kong and the United Kingdom is part of the Fund’s principal investment strategies, we believe that the existing “Foreign Securities Risk” disclosures included in the Fund’s prospectus appropriately describe the principal risks of investing in these countries.  We therefore respectfully decline to revise the prospectus to add additional disclosures related to Canada, Hong Kong and the United Kingdom.

15.
The Additional Information about the Fund’s Investment Strategies and Related Risks—Fund Investments—Fixed-Income Securities section discloses that “the Fund’s fixed-income portfolio will have a weighted average maturity of 18 months or less.”  Please also disclose this average maturity in the Fund Summary—Principal Investment Strategies section.

Response:  As requested, we have made the following addition to the second paragraph of the Fund Summary—Principal Investment Strategies section:

The Fund may also invest in a portfolio of investment-grade corporate bonds and obligations of the U.S. government and its agencies, provided that the weighted average maturity of the Fund’s fixed-income positions will not exceed 18 months.

September 7, 2016

16.
The Additional Information about the Fund’s Investment Strategies and Related Risks—Principal Risks—Tax Risk/Distribution Risk section discloses that, under certain circumstances, the Fund’s RIC status could be jeopardized.  Consider also disclosing this risk in the Fund Summary—Principal Risks section.

Response:  We have added a new “Tax Risk” paragraph to the Fund Summary—Principal Risks section, which discloses risks associated with the Fund losing its RIC status.

17.
The Additional Information about the Fund’s Investment Strategies and Related Risks—Temporary Defensive Positions section discloses the actions the Fund may take in response to adverse market conditions, including “investing some or all of the Fund’s assets in cash, cash equivalents, or fixed-income securities.”  Please disclose in this section the types of fixed-income securities in which the Fund may invest in response to adverse market conditions.

Response:  The Fund’s adviser has confirmed to us that the fixed-income securities in which the Fund may invest in response to adverse market conditions would be short-term and investment-grade. Accordingly, we have made the following revision to the first sentence of this section:

In response to adverse market, economic, political or other conditions, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, such as investing some or all of the Fund’s assets in cash, cash equivalents, or investment-grade short-term fixed-income securities.
18.
In the How to Sell Fund Shares—Involuntary Redemptions section, please include the minimum value of shares (or minimum number of shares) below which the Fund would have a right to redeem a shareholder’s account, and delete the disclosure related to redeeming shares if a shareholder holds more than some maximum set by the Fund’s Board of Trustees.

Response:  The Fund’s Board of Trustees has recently approved a minimum account size of 100 shares, and we have revised this section to reflect the 100-share minimum.  In addition, as requested, we have deleted the disclosure regarding the Fund’s right to redeem shares if a shareholder holds more than some maximum set by the Fund’s Board of Trustees.

September 7, 2016

19.
Paragraph two of the Frequent Trading and Market Timing section discloses that the Fund’s frequent trading policy “generally applies to all shareholders of the Fund.”  Please disclose to which shareholders this policy would not apply.

Response:  We have deleted the sentence stating that the Fund’s frequent trading policy “generally applies to all shareholders of the Fund.”  The Fund has not entered into any arrangements with any person to permit frequent purchases and redemptions of its shares.

20.
The Distribution Plans and Payments to Financial Intermediaries—Distribution and Service (12b-1) Plan section discloses that paying fees under the Investor Class 12b-1 Plan will “increase the cost of your investment in Investor Class shares of the Fund.”  Please also add that these fees “may cost you more than paying other types of sales charges.”

Response:  We have added the requested language to this section.

Please direct any questions or comments on the enclosed to the attention of the undersigned at (314) 552-6023.

Sincerely,

/s/ Jonathan D. Van Duren
Jonathan D. Van Duren